                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                  SCHEDULE TO
                             Tender Offer Statement
                       Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                          ---------------------------

                           Edgewater Technology, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror)
                          ---------------------------

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                          ---------------------------

                                  280358 10 2
                     (CUSIP Number of Class of Securities)
                          ---------------------------

                            Gordon Y. Allison, Esq.
                  Executive Vice President and General Counsel
                           Edgewater Technology, Inc.
                             302 East Millsap Road
                             Fayetteville, AR 72703
                                 (501) 973-6084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidder)
                          ---------------------------

                                   Copies to:
                              Brian J. Lynch, Esq.
                              Gregg W. Corso, Esq.
                           Darren K. DeStefano, Esq.
                               Cooley Godward llp
                               One Freedom Square
                               Reston Town Center
                              11951 Freedom Drive
                                 (703) 456-8000
                          ---------------------------


                           CALCULATION OF FILING FEE

=============================================================================
Transaction Valuation*                                 Amount of Filing Fee**
-----------------------------------------------------------------------------
$ 130,700,000                                           $26,140
=============================================================================

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes (i) the purchase of 16,250,000 shares of common stock, par value $0.01 per share (the "Shares"), of Edgewater Technology, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated July 21, 2000 between the Company and EquiServe Trust Company,

   N.A., at a price per share of $8.00 in cash and (ii) the payment of up to $700,000 as consideration in respect of 408,000 Qualified Option Shares (as defined herein).

** Previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $26,140                   Filing Party: Edgewater Technology, Inc.
Form or Registration No.: Schedule TO (5-49699)     Date Filed:   December 21, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the self-tender offer by Edgewater Technology, Inc., a Delaware corporation (the "Company"), to purchase up to 16,250,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the "Shares"), including the associated Preferred Stock Purchase Rights, at a purchase price of $8.00 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, and, in addition, up to 408,000 Qualified Option shares (as defined in the Offer to Purchase). The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). All Shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of July 21, 2000 between the Company and EquiServe Trust Company, N.A., as rights agent, and, unless the context otherwise requires, all references to Shares include the associated preferred stock purchase rights. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, including all schedules and annexes thereto, are hereby expressly incorporated herein by reference in response to items 1 through 11 of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The fifth bullet of the response to the question "Are there any conditions to the offer?" set forth in the summary of the Offer to Purchase on page 4 is hereby amended by replacing the reference to "December 21, 2001" with "December 21, 2000." Paragraph (f)(i) of "Section 13. Certain Conditions of the Offer" on page 40 of the Offer to Purchase is hereby amended by replacing the reference to "December 21, 2001" with "December 21, 2000."

The fifth paragraph on Instruction 13 of the Letter of Transmittal is hereby deleted in its entirety and replaced by the following sentence:

"Because the Shares tendered by odd lot holders are subject to proration, odd lot holders may elect the conditional tender alternative."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2000
                                   EDGEWATER TECHNOLOGY, INC.

                                   By:  /s/ Clete T. Brewer
                                   --------------------------------
                                   Name: Clete T. Brewer
                                   Title:  Chairman and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.
(a)(1)(A)           Offer to Purchase dated December 21, 2000.*

(a)(1)(B)           Letter of Transmittal.*

(a)(1)(C)           Notice of Guaranteed Delivery.*

(a)(1)(D)           Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and
                    Nominees. *

(a)(1)(E)           Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
                    Nominees.*

(a)(1)(F)           Option Election Form and Related Instructions.*

(a)(1)(G)           Memorandum to Holders of Options.*

(a)(1)(H)           Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(I)           Summary Advertisement to be published on December 22, 2000.*

(a)(1)(J)           Press Release dated December 15, 2000 (incorporated by reference to Exhibit 99.1 of the Form
                    8-K filed by Edgewater Technology, Inc. with the Securities and Exchange Commission on
                    December 15, 2000).

(a)(1)(K)           Press Release dated December 21, 2000 (incorporated by reference to Exhibit 99.1 of the Form
                    8-K filed by Edgewater Technology, Inc. with the Securities and Exchange Commission on
                    December 21, 2000).

(b)                 Not applicable.

(d)                 Not applicable.

(g)                 Not applicable.

(h)                 Not applicable.

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* Previously filed on Schedule TO